UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

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Kayne Anderson NextGen Energy & Infrastructure, Inc.
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(Name of Issuer)


Mandatory Redeemable Preferred Shares
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(Title of Class of Securities)
48661E3#3
48661E4#2
48661E2#4
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(CUSIP Number)


May 20, 2021
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	   48661E2#4
	   48661E3#3
CUSIP No.  48661E4#2
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 1. Names of Reporting Persons

    Mutual of Omaha Insurance Company

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ] (b) [ ]

 3. SEC Use Only

 4. Citizenship or Place of Organization

    State of Nebraska

Number of shares beneficially owned by each reporting person With:

 5. Sole voting power 599,657


 6. Shared voting power


 7. Sole dispositive power 599,657


 8. Shared dispositive power


 9. Aggregate amount beneficially owned by each reporting person 599,657


10. Check if the Aggregate Amount in Row (9) excludes certain shares (see instructions)


11. Percent of class represented by amount in row (9) 36.1%


12. Type of reporting person (see instructions)  IC; HC




ITEM 1

(a) Name of issuer:

    Kayne Anderson NextGen Energy & Infrastructure, Inc.


(b) Address of issuer's principal executive offices:

    811 Main Street, 14th Floor
    Houston, TX  77002

ITEM 2

(a) Name of person filing:

    Mutual of Omaha Insurance Company

(b) Address or principal business office or, if none, residence:

    3300 Mutual of Omaha Plaza
    Omaha, NE 68175

(c) Citizenship:  Nebraska


(d) Title of class of securities:  Mandatory Redeemable Preferred Shares


(e) CUSIP No.: 48661E3#3
               48661E4#2
	       48661E2#4

ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [X] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(j);

(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
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ITEM 4   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 599,657


(b) Percent of class:  36.1%


(c) Number of shares as to which such person has:


    (i)   Sole power to vote or direct the vote: 599,657


    (ii)  Shared power to vote or to direct the vote:


    (iii) Sole power to dispose or to direct the disposition of:  599,657


    (iv)  Shared power to dispose or direct the disposition of:


ITEM 5   Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

INSTRUCTION.  Dissolution of a group requires a response to this item.

ITEM 6   Ownership of More than 5 Percent on Behalf of Another Person



ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         IC United of Omaha Life Insurance Company
         IC Companion Life Insurance Company


ITEM 8   Identification and Classification of Members of the Group



ITEM 9   Notice of Dissolution of Group.



ITEM 10  Certifications

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:


/s/ Jan M. Brockman
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